Exhibit 12.1

BlackRock, Inc.

Computation of Earnings to Fixed Charges

	Year ended December 31,					Three months ended March 31, 2005
	2000	2001	2002	2003	2004
Pre-tax income	$149,917	$180,991	$223,948	$250,902	$200,438	$74,354
Add: Fixed charges	3,104	3,215	4,726	5,211	5,590	3,790
Distributions from equity investees	—	—	1,008	3,144	2,276	—
Less: Income from equity investees	(187)	(687)	(2,098)	(4,912)	(2,549)	(3,945)

Pre-tax income before fixed charges	$152,834	$183,519	$227,584	$254,345	$205,755	$74,199

Fixed charges:
Interest	$855	$761	$683	$720	$835	$2,014
Portion of rent representative of interest	2,249	2,454	4,043	4,491	4,755	1,776

Total fixed charges	$3,104	$3,215	$4,726	$5,211	$5,590	$3,790

Ratio of earnings to fixed charges	49.24	57.09	48.15	48.81	36.81	19.58